July 29, 2016

Professional Practice Group

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Michael Husich

Re: Deutsche Securities Trust (“Issuer”)
(1933 Act No. 022-36238/1940 Act No. 811-02021)

Dear Mr. Husich,

With regard to the Form N-CSR for the annual period ended May 31, 2016 to be filed by Issuer, on behalf of its series Deutsche CROCI Sector Opportunities Fund, with the Securities and Exchange Commission (the “Commission”), Issuer hereby acknowledges its responsibilities that its audited financial statements included in its filings with the Commission must be audited by an accountant that is independent for purposes of the federal securities laws and the rules and regulations thereunder, including Rule 2-01 of Regulation S-X and related professional standards.

Issuer further acknowledges that:

•	Issuer is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws and the rules and regulations thereunder.

Issuer represents that Issuer and its agents and assigns will not assert staff consultation regarding the independence of Ernst & Young LLP (“EY”) in regard to EY’s personal and firm financial relationships with respect to the Deutsche Funds, which include the Issuer, and entities that may be deemed affiliates of the Deutsche Funds as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Paul H. Schubert

Paul H. Schubert, CFO and Treasurer